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September 25, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Megan F. Miller

Re:	RiverNorth Opportunities Fund, Inc. (the “Fund”) (File Nos. 333-281401; 811-233666)

Dear Ms. Miller:

The following responds to the comments of the staff of the Securities and Exchange Commission (“Staff”) that you provided by telephone on August 19, 2024, relating to the Fund’s June 30, 2023 annual report filed with the Securities and Exchange Commission on Form N-CSR on November 20, 2023 (the “Annual Report”).

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Registrant’s response.

1.	Comment: Please explain how the Schedule of Investments is prepared in accordance with Regulation S-X 12-12 footnote 2 which requires categorization by type of investment and related industry, country or geographic location.

Response: The Registrant acknowledges the Staff’s comment and notes that the Schedule of Investments was categorized by the type of investment as required by footnote 2 of Regulation S-X 12-12. In future reports, the Registrant will also categorize the Schedule of Investments by related industry, country or geographic region of the investment, as applicable.

2.	Comment: The Staff noted that the Fund issued perpetual preferred stock that is subject to mandatory redemption by the Fund in certain circumstances. Please provide the accounting analysis citing U.S. GAAP that the stock should not be classified as debt. The staff noted that the dividends on the stock are not included in the Expense Ratio in the financial statements. The Staff refers the Registrant to Instruction 15 to Item 4 of Form N-2. Please update going forward. Please update the caption on the financial highlights where it states dividend expense to indicate that this is dividend expense on short sales.

Response: Management has made the determination that the Series A Cumulative Perpetual Preferred Shares are not mandatorily redeemable and there is no unconditional obligation on the part of the Fund, and therefore liability treatment is not appropriate, under the definitions outlined under ASC 480-10-25 and FASB Statement 150. The Perpetual Preferred Shares generally may not be called for redemption at the option of the Fund prior to May 15, 2027. The Fund reserves the right, however, to redeem the Perpetual Preferred Shares at any time if it is necessary, in the judgment of the Board, to maintain its status as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. The Fund also may be required under certain circumstances to redeem Perpetual Preferred Shares, before or after May 15, 2027, in order to meet certain regulatory or rating agency asset coverage requirements. In such instances if the Fund’s asset coverage for its preferred shares falls below 200% at the end of a calendar quarter and remains below this threshold for 30 days, the Fund will redeem the number of preferred shares necessary to restore compliance. As such, the dividends paid are not included in the Expense Ratio within the Financial Highlights. The Registrant will, going forward, indicate in a note the that the expense ratio and net investment income ratio do not reflect the effect of dividend payments to preferred shareholders.

The Registrant confirms that it will, going forward, include the description of dividend expense on short sales in the caption within the Financial Highlights.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at 312-569-1107.

Sincerely,

/s/ David L. Williams
David L. Williams